EXHIBIT 1

[Photograph of Corporate Building]

Contacts:
--------

Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: (525) 261-8037                                         Tel: (212) 406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com

[DESC LOGO]

            DESC ANNOUNCES ISSUES TO BE DISCUSSED DURING ITS GENERAL
             ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

Mexico City, April 6, 2001 - DESC, S.A. DE C.V., (BMV: DESC; NYSE: DES) announced today the notice of its General Annual Ordinary and Extraordinary Shareholders' Meeting that will take place on April 26, 2001, at 12:00 p.m.
(Noon), at the business center in the Arcos Bosques Corporativo, located in Mexico City.

Among the main issues to be discussed are:

o Presentation of the Company's results for fiscal year ended December 31, 2000 to the Board of Directors and resolutions regarding this report.

o Resolutions regarding the application of results as well as the proposal and approval, if necessary, of the payment of a cash dividend equal to Ps. 29 cents per each share outstanding, payable in four quarterly installments in July 2001, October 2001, January 2002 and April 2002, for the equivalent of Ps. 7.25 cents per share.

o Proposal and approval, if necessary, of a resolution to amend the by-laws of the Company to comply with the provision of Rule (Circular) 11-31 issued by the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores).

o Report of the Board of Directors, as required by Rule (CircuIar) 11-34 issued by the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores).



                                       4